The premium of $965 has already been paid.


**WHEREAS**, the Trustees of Collaborative Investment Series Trust, including a majority of the Trustees who are not "interested persons" as that term in defined in the Investment Company Act of 1940, as amended, have reviewed the renewal memorandum, form of and coverage of Hartford Fire Insurance Company, Policy No. 08 FI 0328373, as amended, effective March 30, 2018 (the "Fidelity Bond"); and

**WHEREAS**, the amount of the coverage under such Fidelity Bond satisfies the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940; and

**WHEREAS**, the custody and safekeeping of Collaborative Investment Series Trust securities are exclusively the obligation of U.S. Bank as Custodian for the Collaborative Investment Series Trust; and

**WHEREAS**, no employee of Collaborative Investment Series Trust or employee of the Adviser have access to Collaborative Investment Series Trust's portfolio securities.

**IT IS THEREFORE RESOLVED**, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

**FURTHER RESOLVED**, that any officer of Collaborative Investment Series Trust is designated as the person who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1



# Hartford Financial Products
# NEW BUSINESS BINDER

| | |
|---|---|
| **From:** | **Mandy Sanders** |
| **Department:** | Financial Institution Fidelity |
| **Address:** | 7400 College Boulevard |
| **City/State:** | Overland Park KS 66210 |
| **Tel:** | (913) 693-8561 |

*Please read this document carefully.  This temporary and conditional Binder of Insurance contains time sensitive requirements to bind coverage.*

| | |
|---|---|
| **Insured Name:** | **Mercator International Opportunity Fund** |
| | 125 Greenwich Avenue #3 |
| | Greenwich CT 06830 |

| | |
|---|---|
| **Policy Number:** | 08 FI 0328373 |
| **Policy Period:** | 3/30/2018 – 3/30/19 |
| **Binder Period:** | 3/30/18 – Policy Issuance |
| **Policy Form:** | Investment Company Bond Form |
| **Insuring Company:** | Hartford Fire Insurance Co., an **Admitted** Company |
| **Payment Terms:** | Within 30 days, and no later than 3/30/18 |

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following <u>temporary and conditional Binder for Insurance</u> on behalf of the Hartford Fire Insurance Co..  Hartford Fire Insurance Co. is a member of The Hartford Insurance Group and is rated A+ (Superior), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.

Please note that this Insurer is admitted to provide this coverage in the state of CT.  It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes, procuring of affidavits and compliance with surplus lines laws.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

The Financial Institution Fidelity Department is an underwriting unit of Hartford Financial Products (HFP), one of the largest domestic providers of management liability insurance. HFP is a division of the member companies of The Hartford Financial Services Group, Inc. (NYSE:HIG). Through our individual underwriting units we offer a host of insurance products for management and professional liability including **Directors & Officers**, **Fiduciary/Fidelity**, **General Partnership**, **Errors and Omissions**, and **Employment Practices**. HFP is among the market leaders in providing various "cutting edge" financial products including **Representations & Warranties and Tax Indemnity Insurance**. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at <u>www.hfpinsurance.com</u>.

We appreciate this opportunity to work with you and look forward to discussing this <u>temporary and conditional</u> Binder in further detail.

| | LIMIT OF INSURANCE* | DEDUCTIBLE** |
|---|---|---|
| | | |
| I.      Employee | $350,000 | $0 |
| II.     Premises | $350,000 | $5,000 |
| III.    Transit | $350,000 | $5,000 |
| IV.    Forgery or Alteration | $350,000 | $5,000 |
| V.     Securities | $350,000 | $5,000 |
| VI.    Counterfeit Currency | N/A | N/A |
| VII.  Computer Systems Fraudulent  Entry | $350,000 | $5,000 |

| | | |
|---|---|---|
| VIII. Voice Initiated Transaction | $350,000 | $5,000 |
| IX. Telefacsimile Transfer Fraud | N/A | N/A |
| X. Uncollectible Items of Deposit | $350,000 | $5,000 |
| XI. Audit Expense | N/A | N/A |
| XII. Stop Payment | N/A | N/A |
| XIII. Unauthorized Signatures | $350,000 | $5,000 |

| **ANNUAL PREMIUM:*** | **$965** |
|---|---|

*    *Limit of Liability: In the Aggregate each Policy Period, inclusive of Claims Expenses, and excess of the Retention.*
**   *Retention: Each Claim inclusive of Claims Expenses.*
***  *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

| **ADDITIONAL CONDITIONS** |
|---|
| N/A |

*    *Limit of Liability: In the Aggregate each Policy Period, inclusive of Claims Expenses, and excess of the Retention.*
**   *Retention: Each Claim inclusive of Claims Expenses.*
***  *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

| **ADDITIONAL CONDITIONS** | **POLICY BILLING TERMS AND INFORMATION** |
|---|---|
| N/A | **Type:** Broker Bill<br><br>Return Remittance to:<br><br>**Via Check** (Made payable to Hartford Fire Insurance Company)<br> Hartford Fire Insurance Company<br> C/O Bank of America<br> 3793 Collection Center Dr.<br> Chicago, IL 60693<br><br>**Via Wire Transfer**<br> ABA Number: 026-009-593<br> For Account: Hartford Fire Ins. Co.<br> Account Number: 375-157-7481 |

## ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS

| Form Number | Name |
|---|---|
| F6000 | Investment Company Bond |
| F6002 | Subsidiary Rider |
| F6018 | Amend General Conditions B. Notice to Underwriter of Mergers, Consolidations or Other Acquisitions Rider |
| F5267 | Producer Compensation Notice |
| HG00H00900 | Mailing Address for Claims Endorsement |
| F6016 | In Witness Signature Rider |
| F6025 | Connecticut Statutory Rider |

*Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding form number above.*

**This Binder is subject to the underwriter's receipt review and acceptance of the following <u>prior to binding:</u>**

<p style="text-align:center"><b>SUBJECTIVITIES</b></p>

N/A

This group of subjectivities is required <b><u>prior to binding</u></b>, and in the event that they are not received, reviewed and accepted, The Hartford fully reserves its rights to amend the Policy.  In addition, we do not waive any rights or defenses we may have in connection with the Policy, nor are we estopped from asserting all or any defenses that we may have available to us under the Policy.

This is a temporary and conditional Binder and is conditioned upon underwriter's <b><u>receipt, review and acceptance</u></b> of the additional information specified above.  If any such information is not received, reviewed and accepted by The Hartford, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and any binder issued pursuant thereto.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this Binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period.  The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and binder issued pursuant thereto.